PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Budapest, 16 March, 2004

Stop 3-9
Washington, D.C. 20549
U.S.A.

04010941

SUPPL

04 MAR 30 AM 7:21

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary information of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Yours sincerely,

Radócz Róza
Róza Radócz (Ms)
Executive Assistant

3/30

Encl

Extraordinary announcement

Pannonplast closes its 2003 year treasury share transaction

On 17 April 2003 Pannonplast advised its shareholders of the sale of 124,281 treasury shares on the OTC market. The Board of Directors authorized the management to sell the shares on the stock exchange. The sale of the shares took place on the OTC market at a price of HUF 1,600 per share under the condition of deferred payment. However, the countervalue of the shares was not fully received by Pannonplast until the 1st of March, 2004.

In this situation, the management considered the earliest possible financial closing of the transaction, the discontinuation of risk arising from the deferred payment arrangement and the optimalization of the income from the sale, as well as its prompt accounting to be of primary importance.

In view of the above, exercising its right set forth in the contract, the company made the necessary actions for the financial settlement of the purchase price, as a result of which HUF 109.7 million, the whole remaining balance of the purchase price of the shares was received by Pannonplast today. The company's total income from the transaction amounted to HUF 174.2 million equalling to an average price of HUF 1,402 per share. In 2003, from the sale of the shares the company suffered a loss of the order of the difference between the original selling price (HUF 1,600 per share) and the actual purchase price received (HUF 1,402 per share), that is an amount of HUF 24.6 million which reduced the company's capital reserves in the 2003 year end balance sheet, in accordance with the accounting guidelines of the International Accounting Standards. The transaction has no any carry-forward effect on the 2004 financial year since on 31 December, 2003 the company reduced the receivables relating to the share sale to HUF 1,390 per share, to the market value effective on that day.

Since 17 April, 2003 Pannonplast has not owned any treasury share. Following the financial settlement of the transaction, the company has no further claim in connection with the sale of treasury shares.

The Board of Directors of Pannonplast Rt. judges that the sale of the treasury shares in April 2003 cannot be considered as a customary and transparent transaction in case of a company listed on the stock exchange, therefore, the BOD has taken appropriate corporate governance, management and procedural measures, which exclude the occurrence of a similar transaction in the future.

Budapest, 12 March, 2004

Pannonplast Plc